FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

ANNUAL REPORT

of

PROVINCE OF MANITOBA

CANADA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2011

SECURITIES REGISTERED*

(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

DANIEL SULLIVAN

JOHN MCNAB

Canadian Consulate General

1251 Avenue of the Americas

New York, New York 10022

Copies to:

ROBERT E. BUCKHOLZ	JOHN CLARKSON
Sullivan & Cromwell LLP	Deputy Minister of Finance
125 Broad Street	Province of Manitoba
New York, New York 10004	Department of Finance
Winnipeg, Manitoba Canada

* The Registrant filed this annual report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2011 to add the following exhibits:

Exhibit 99.1	Underwriting Agreement, dated August 29, 2012, relating to the Province’s 2.10% Global Debentures Series GC due September 6, 2022 (the “Debentures”);

Exhibit 99.2	Fiscal Agency Agreement, dated as of September 6, 2012, relating to the Debentures;

Exhibit 99.3	Form of Debenture;

Exhibit 99.4	Opinion of the Director of Civil Legal Services of the Department of Justice of the Province (including Order-in-Council attached as annex thereto);

Exhibit 99.5	List of Names of Underwriters; and

Exhibit 99.6	Itemized list of expenses incurred or borne by or for the account of the Province in connection with the sale of the Debentures.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, at Winnipeg, Canada on September 6, 2012.

Province of Manitoba

By:	/s/ Garry Steski
Garry Steski

EXHIBIT INDEX

Exhibit Number	Description

99.1	Underwriting Agreement, dated August 29, 2012, relating to the Province’s 2.10% Global Debentures Series GC due September 6, 2022 (the “Debentures”)

99.2	Fiscal Agency Agreement, dated as of September 6, 2012, relating to the Debentures

99.3	Form of Debenture

99.4	Opinion of the Director of Civil Legal Services of the Department of Justice of the Province (including Order-in-Council attached as annex thereto)

99.5	List of Names of Underwriters

99.6	Itemized list of expenses incurred or borne by or for the account of the Province in connection with the sale of the Debentures